UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2012

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary
Dated: December 10, 2012

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated December 8 2012, entitled “CNOOC Limited Receives Industry Canada Approval on Its Proposed Acquisition of Nexen Inc.”.

Exhibit 99.1

For Immediate Release

CNOOC Limited Receives Industry Canada Approval on Its Proposed Acquisition of Nexen Inc.

(Hong Kong, December 8, 2012) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883) announced today that it received notice from Canada’s Minister of Industry that its proposed acquisition of Nexen has been approved by the Minister under the Investment Canada Act. This approval is one of the conditions precedent to the completion of the proposed acquisition.

Mr. Wang Yilin, Chairman of CNOOC Limited said, “We are very pleased to have received Industry Canada approval, which recognizes the long term economic benefits for Calgary, for Alberta, and for Canada in our proposed acquisition of Nexen Inc.  Our company will also benefit by adding Nexen’s impressive assets and outstanding employees to our worldwide operations.  I express my appreciation for Canada’s welcome of our investment.”

Mr. Li Fanrong, Chief Executive Officer of CNOOC Limited, said, “We believe the transaction provides opportunities for Nexen employees, partners and for CNOOC Limited, and we are delighted that the Minister of Industry has concluded that this transaction represents a ‘net benefit’ to Canada.”

Mr. Barry Jackson, Chair of the Board of Nexen Inc., said, “We are pleased that the Government of Canada has recognized the opportunities for Nexen’s employees, stakeholders, communities and projects that the proposed transaction with CNOOC Limited will present.”

In connection with this transaction and also to demonstrate its commitment to Canada and the Canadian oil and gas industry, CNOOC Limited has agreed to carry out a number of commitments following completion of the transaction, including the following:

-	CNOOC Limited will establish Calgary as the head office of its North and Central American operations, responsible for approximately US$8 billion of additional assets;

-	CNOOC Limited will seek to retain Nexen’s current management team and employees;

-	CNOOC Limited will invest significant capital as a long-term commitment to the development of oil and gas resources in Canada;

-	CNOOC Limited will list its shares on the TSX;

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Consistent with its commitment to social responsibility, CNOOC Limited will build upon Nexen’s existing and highly regarded community and charitable programs, particularly with respect to First Nations and local communities;

-	CNOOC Limited will continue to support oil sands research at Alberta universities and to participate in the Canada’s Oil Sands Innovation Alliance (“COSIA”);

-	CNOOC Limited will provide a compliance report related to its undertakings annually to Industry Canada.

The closing of the acquisition remains subject to the receipt of other applicable government and regulatory approvals, and the satisfaction or waiver of the other customary closing conditions.

– End –
Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2011 Annual Report on Form 20-F filed on April 20, 2012.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.

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For further enquiries to CNOOC Limited, please contact:

Ms. Michelle Zhang Deputy Manager, Media / Public Relations CNOOC Limited Tel: +86-10-8452-6642 Fax: +86-10-8452-1441 E-mail: MR@cnooc.com.cn	Mr. Peter Hunt Spokesperson of CNOOC Limited in Canada Tel: + 403 268 7870 Fax: + 403 299 9389 E-mail: peter.hunt@hkstrategies.ca